Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.  Name of the issuing institution:              Unilever N.V.

2.  Name of the person obliged to notify:         N.W.A. FitzGerald

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):

-------------------   -------------   ----------   -------------   -------------
Type of security      Name of the     Number of    Total           Total voting
                      issung          securities   capital         rights
                      institution
-------------------   -------------   ----------   -------------   -------------
-------------------   -------------   ----------   -------------   -------------
Ordinary share,       Unilever N.V.   16,449       NLG 18,422.88   184,228
nominal value
NLG 1.12
-------------------   -------------   ----------   -------------   -------------
-------------------   -------------   ----------   -------------   -------------
Employee option on    Unilever N.V.   147,162      0               0
ordinary share of
nominal value NLG 1.12
-------------------   -------------   ----------   -------------   -------------

SORT OF SECURITY INVOLVED IN THE TRANSACTION

4.  type of security:                             Option and ordinary share
    Share/Convertible bond/Option/Warrant/Other)

5   To be filled out if applicable

    Nominal value of the (underlying) share:      NLG 1.12 ((euro)0.51)

    Option series:                                PLC Executive Option Plan
                                                  Options on NV ordinary
                                                  shares
                                                  2 June 1997: 18,000 options
                                                  7 March 2000: 12,000 options

    Exercise price/conversion rate:               (euro)42.79
                                                  (2 June 1997 series)
                                                  (euro)42.83
                                                  (7 March 2000 series)

    Expiration date:                              2 June 2007 (1997 series)
                                                  7 March 2010 (2000 series)

TRANSACTION IN THE SECURITY INDICATED IN QUESTIONS 4 AND 5

6.  Transaction date:                             1 March 2004

7a. Number of securities acquired in
    the transaction(1):                           30,000 ordinary shares

 b. Number of securities sold in the transaction: 30,000 ordinary shares

8.  Purchase price and/or selling price:          Selling price(euro)58.60

9.  Transaction according to an investment management agreement:  O YES    X NO

10. Statement of the total number of securities after the transaction:

-------------------   -------------   ----------   -------------   -------------
Type of security      Name of the     Number of    Total           Total voting
                      issung          securities   capital         rights
                      institution
-------------------   -------------   ----------   -------------   -------------
-------------------   -------------   ----------   -------------   -------------
Ordinary share,       Unilever N.V.   16,449       NLG 18,422.88   184,228
nominal value
NLG 1.12
-------------------   -------------   ----------   -------------   -------------
-------------------   -------------   ----------   -------------   -------------
Employee option on    Unilever N.V.   117,162      0               0
ordinary share of
nominal value NLG 1.12
-------------------   -------------   ----------   -------------   -------------

--------------------------------------------------------------------------------
Notification under the `regular' Wmz 1996
--------------------------------------------------------------------------------

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)      %              Voting Rights (total)      %
- Direct actual               %              - Direct actual            %
- Direct potential            %              - Direct potential         %
- Indirect actual             %              - Indirect actual          %
- Indirect potential          %              - Indirect potential       %

            Denominator Capital Interest (euro) .....................
            Denominator Voting Rights .......................(number)

1. Is this the first notification under
   section 2 of the Wmz 1996:                                       yes      no

2. Is this the first notification the issuing
   institution concerned:                                           yes      no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights are at the
  disposal of a subsidiary                                          O
- the Capital interest and/or Voting rights are held by
  a third party for the account of the Person subject
  to notification duty                                              O
- the Voting rights are pursuant to a voting rights agreement       O

--------------------------------------------------------------------------------
Part II notification form section 2a Wmz 1996
--------------------------------------------------------------------------------

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify:                 XXXX

Postal code & residence of the person obliged to notify: London, United Kingdom

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors:                              X YES       NO
2. Member of the Board of Directors of an affiliated company:       YES     X NO
3. Member of the Supervisory Board:                                 YES     X NO
4. Member of the Supervisory Board of an affiliated company:        YES     X NO

Is the notification made through the Compliance Officer
of the issuing institution:                                      X YES        NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                        Date: 3 March 2004
Mr. W.G.M. Mulders
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174738
Telefax:: +31-10-2174419
E-mail: wouter.mulders@unilever.com




Signature:
          --------------------------
          J.A.A. van der Bijl
          Compliance Officer

--------
(1) You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!